Filed by Brookfield Asset Management Inc.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Oaktree Capital Group, LLC

SEC File No.: 001-35500

Date: September 18, 2019

PRESS RELEASE

BROOKFIELD ASSET MANAGEMENT AND OAKTREE CAPITAL GROUP

ANNOUNCE THE ANTICIPATED ELECTION DEADLINE

New York, September 18, 2019 – Brookfield Asset Management Inc. (“Brookfield”) (NYSE: BAM, TSX: BAM.A, Euronext: BAMA) and Oaktree Capital Group, LLC (NYSE: OAK) (“Oaktree”) today provided notice that the previously announced election period will expire at 5:00 p.m., New York City time on September 25, 2019 (the “Election Deadline”). The ability of (i) registered holders of Oaktree Class A common units, and (ii) holders of limited partnership units in Oaktree Capital Group Holdings L.P., whose units will be exchanged for equity interests in Oslo Holdings LLC, to elect (pursuant to the election right provided under the previously announced merger agreement) cash consideration or share consideration (subject to proration) will end at the Election Deadline. Election forms received after the Election Deadline will not be accepted.

Brookfield and Oaktree expect that the transactions contemplated by the merger agreement will close on September 30, 2019, subject to satisfaction or waiver of any remaining conditions, including regulatory approvals, necessary to complete the mergers.

# # #

Brookfield Asset Management Inc. is a leading global alternative asset manager with over $385 billion in assets under management. The company has more than a 120-year history of owning and operating assets with a focus on real estate, renewable power, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively. For more information, please visit our website at brookfield.com.

Oaktree Capital Group, LLC is a leader among global investment managers specializing in alternative investments, with $120 billion in assets under management as of June 30, 2019. The firm emphasizes an opportunistic, value-oriented and risk-controlled approach to investments in credit, private equity, real assets and listed equities. The firm has over 950 employees and offices in 18 cities worldwide. For additional information, please visit Oaktree’s website at oaktreecapital.com.

For more information, please contact:

Brookfield Asset Management Inc.	Oaktree Capital Group, LLC

Linda Northwood Investor Relations Tel: 416-359-8647 Email: linda.northwood@brookfield.com	Andrea D. Williams Communications and Investor Relations Tel: (213) 830-6483 Email: investorrelations@oaktreecapital.com

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed mergers, Brookfield filed with the SEC a Registration Statement on Form F-4 (No. 333-231335) that includes a consent solicitation statement of Oaktree and a prospectus of Brookfield, as well as other relevant documents regarding the proposed transactions. The Registration Statement, as amended, was declared effective by the SEC on June 20, 2019. Oaktree commenced mailing the definitive consent solicitation statement/prospectus to Oaktree common unitholders on or about June 24, 2019. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE CONSENT SOLICITATION STATEMENT/PROSPECTUS REGARDING THE MERGERS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the consent solicitation statement/prospectus, as well as other filings containing information about Oaktree and Brookfield, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Oaktree by accessing Oaktree’s website at ir.oaktreecapital.com or from Brookfield by accessing Brookfield’s website at bam.brookfield.com/reports-and-filings. Copies of the consent solicitation statement/prospectus can also be obtained, free of charge, by directing a request to Oaktree Investor Relations at Unitholders—Investor Relations, Oaktree Capital Management, L.P., 333 South Grand Ave., 28th Floor, Los Angeles, CA 90071, by calling (213) 830-6483 or by sending an e-mail to investorrelations@oaktreecapital.com or to Brookfield Investor Relations by calling (416) 359-8647 or by sending an e-mail to enquiries@brookfield.com.

FORWARD-LOOKING STATEMENTS AND INFORMATION

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, which reflect the current views of Brookfield and Oaktree, with respect to, among other things, its future results of operations and financial performance. In some cases, you can identify forward-looking statements and information by words such as “anticipate,” “approximately,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “outlook,” “plan,” “potential,” “predict,” “seek,” “should,” “will” and “would” or the negative version of these words or other comparable or similar words. These statements identify prospective information. Important factors could cause actual results to differ, possibly materially, from those indicated in these statements. Forward-looking statements are based on Brookfield’s and Oaktree’s beliefs, assumptions and expectations of its future performance, taking into account all information currently available to it. Such forward-looking statements and information are subject to risks and uncertainties and assumptions relating to Brookfield’s and Oaktree’s operations, financial results, financial condition, business prospects, growth strategy and liquidity.

In addition to factors previously disclosed in Brookfield’s and Oaktree’s reports filed with securities regulators in Canada and the United States and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements and information or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Brookfield and Oaktree to terminate the definitive merger agreement between Brookfield and Oaktree; the outcome of any legal proceedings that may be instituted against Brookfield, Oaktree or their respective unitholders, shareholders or directors; the ability to obtain regulatory approvals and meet other closing conditions to the merger, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated or that are material and adverse to Brookfield’s or Oaktree’s business; a delay in closing the merger; business disruptions from the proposed merger that will harm Brookfield’s or Oaktree’s business, including current plans and operations; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; certain restrictions during the pendency of the merger that may impact Brookfield’s or Oaktree’s ability to pursue certain business opportunities or strategic transactions; the ability of Brookfield or Oaktree to retain and hire key personnel; uncertainty as to the long-term value of the Class A shares of Brookfield following the merger; the continued availability of capital and financing following the merger; the business, economic and political conditions in the markets in which Brookfield and Oaktree operate; changes in Oaktree’s or Brookfield’s anticipated revenue and income, which are inherently volatile; changes in the value of Oaktree’s or Brookfield’s investments; the pace of Oaktree’s or Brookfield’s raising of new funds; changes in assets under management; the timing and receipt of, and impact of taxes on, carried interest; distributions from and liquidation of Oaktree’s existing funds; the amount and timing of distributions on Oaktree’s preferred units and Class A units; changes in Oaktree’s operating or other expenses; the degree to which Oaktree or Brookfield encounters competition; and general political, economic and market conditions.

Any forward-looking statements and information speak only as of the date of this communication or as of the date they were made, and except as required by law, neither Brookfield nor Oaktree undertakes any obligation to update forward-looking statements and information. For a more detailed discussion of these factors, also see the information under the captions “Cautionary Information

Regarding Forward-Looking Statements” and “Risk Factors” in the consent solicitation statement/prospectus that forms part of the Registration Statement on Form F-4 (No. 333-231335) filed with the SEC by Brookfield in connection with the proposed merger, and the captions “Business Environment and Risks” in Brookfield’s most recent report on Form 40-F for the year ended December 31, 2018, and under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Oaktree’s most recent report on Form 10-K for the year ended December 31, 2018, and in each case any material updates to these factors contained in any of Brookfield’s or Oaktree’s future filings.

This communication and its contents do not constitute and should not be construed as (a) a recommendation to buy, (b) an offer to buy or solicitation of an offer to buy, (c) an offer to sell or (d) advice in relation to, any securities of Oaktree or securities of any Oaktree investment fund.

3